
SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH. D.C.
213
SECTION



SEC 07005958 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66963

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Direct Edge ECN LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington Blvd
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Roth 201-557-6931
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

STATE OF NEW JERSEY

COUNTY OF HUDSON

We, the undersigned officers of the firm of Direct Edge ECN LLC, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Direct Edge ECN LLC for the year ended December 31, 2006 are true and correct. We further affirm that neither the Company nor any principal officer or member has any proprietary interest in any account classified solely as that of a customer.

William Karsh
President

Daniel J. Roth
Controller

Notary Public

SHARON GAUTIER LOPEZ
Notary Public, State of New Jersey
No. 2271908
Qualified in Hudson County
Commission Expires August 3, 2011

Direct Edge ECN LLC

Statement of Financial Condition
December 31, 2006

Direct Edge ECN LLC
Index
December 31, 2006



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Direct Edge ECN LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Direct Edge ECN, LLC (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2007

Direct Edge ECN LLC
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 8,966,645
Commissions and fees receivable	3,803,163
Receivable from affiliates	1,610,318
Fixed assets, at cost, less accumulated depreciation and amortization of $1,902,299	3,688,270
Goodwill	10,603,202
Other assets	392,680
Total assets	$ 29,064,278
Liabilities and Member's Equity	
Liabilities	
Payable to brokers, dealers and clearing organization	$ 2,506,061
ECN rebates payable	1,249,748
Accrued compensation expense	1,080,276
Accrued expenses and other liabilities	314,360
Total liabilities	5,150,445
Commitments and contingent liabilities (Note 5)	
Member's equity	23,913,833
Total member's equity	23,913,833
Total liabilities and member's equity	$ 29,064,278

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Direct Edge ECN LLC, (the "Company"), a Delaware limited liability company, operates as an electronic communications network ("ECN"). The ECN is a liquidity destination offering the ability to match or route trades in Nasdaq National Market, Nasdaq Small Cap and New York Stock Exchange and American Stock Exchange listed securities by displaying orders in the Nasdaq Market Center or the NASD Alternative Display Facility. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the National Stock Exchange. The Company's sole member is Knight/Trimark, Inc. ("KTI") whose ultimate parent is Knight Capital Group, Inc. ("KCG").

The Company was formed on April 19, 2005 as Centralized Algorithmic Network LLC and was renamed Direct Edge ECN LLC on August 23, 2005. The Company remained inactive until October 21, 2005 when KCG acquired the business of the ATTAIN ECN from Domestic Securities, Inc., a privately held company, and certain of its shareholders, and contributed this business and its related assets consisting of software of $3.0 million, fixed assets of $320,618 and goodwill of $7.8 million, to the Company. The Company commenced operations on October 24, 2005.

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents represent money market accounts which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

ECN Activities
Commissions receivable on ECN transactions and ECN rebates payable, are recorded on a trade date basis. ECN rebates represent payments to other broker-dealers for directing their order executions to the Company.

Estimated Fair Value of Financial Instruments
Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Depreciation and Amortization
Fixed assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years.

Goodwill
The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 *Goodwill and Other Intangible Assets,* which requires that goodwill and intangible assets with an indefinite useful life no longer be amortized, but instead, be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment.

Stock-based Compensation
On January 1, 2006, the Company (in conjunction with KCG) adopted SFAS No. 123-R, *Share-Based Payment* ("SFAS No. 123-R"), using the "modified prospective method." Under SFAS No. 123-R, the grant date fair values of stock-based employee awards that require future service are amortized over the relevant service period. Prior to the adoption of SFAS No. 123-R, the Company applied Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations in accounting for its stock option plans. As options that were granted to employees prior to the adoption of SFAS No. 123-R were granted at the then market value, no compensation expense had been recognized for the fair values of such grants under APB 25.

Upon the adoption of SFAS No. 123-R, the Company changed its expense attribution method for options. For option awards granted subsequent to the adoption of SFAS No. 123-R, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award, which is the same methodology that the Company uses to account for restricted share awards. For unvested option awards granted prior to the adoption of SFAS No. 123-R, the Company will continue to recognize compensation cost using a graded-vesting method (as it had on a pro-forma basis previously). The graded-vesting method recognizes compensation cost separately for each vesting tranche.

Additionally, SFAS No. 123-R requires expected forfeitures to be considered in determining stock-based employee compensation expense. Prior to the adoption of SFAS No. 123-R, forfeiture benefits were recorded as a reduction to the Company's actual compensation expense in the case of restricted shares, or pro-forma compensation expense in the case of options, when an employee left the firm and forfeited the award. For the year ended December 31, 2006, the Company recorded a benefit for expected forfeitures on all outstanding stock-based awards.

For stock-based payments issued after the adoption of SFAS No. 123-R, the Company applies a non-substantive vesting period approach whereby the expense is accelerated for those employees that receive awards and are eligible to retire prior to the award vesting. Prior to the adoption of SFAS No. 123-R, the Company applied a nominal vesting approach for employee stock-based compensation awards with retirement eligible provisions. Under the nominal vesting approach, the Company recognized actual and pro-forma compensation cost over the vesting period and, if the employee retired before the end of the vesting period, the Company recognized any remaining unrecognized compensation cost at the date of retirement.

Income Taxes
The Company is included in the consolidated federal income tax return filed by KCG. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from KCG. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial

statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in the deferred tax assets or liabilities between years.

Other

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

3. Goodwill

At December 31, 2006, the Company had goodwill of $10.6 million, which resulted from the purchase of the business of the ATTAIN ECN in October of 2005 and contingent payments made in 2006.

Under SFAS No. 142, goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, on an annual basis, or when an event occurs or circumstances change that signify the existence of impairment. As part of the test for impairment, the Company's goodwill is tested in conjunction with its business segment within KCG. The test considers the profitability, assessment of fair value as well as the overall market value of the Company and the whole KCG business segment compared to the net book value. In June 2006, the Company tested for the impairment of goodwill and concluded that there was no impairment.

4. Fixed Assets

Fixed assets comprise the following:

Computer software	$ 4,883,246
Computer hardware	290,767
Equipment	416,556
	5,590,569
Less: accumulated depreciation and amortization	1,902,299
	$ 3,688,270

5. Commitments and Contingent Liabilities

The Company, from time to time, may be subject to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these potential matters would not likely have a material adverse effect on the results of operations or the financial position of the Company.

6. Significant Customers

The Company considers significant customers to be customers who account for 10% or more of the total equity share volume handled by the Company during the year. Total equity share volume handled by the Company includes the total of all customer shares added to and removed from the ECN (together "Matched Shares") plus total shares sent to the Company and routed out to routing destinations ("Routed Shares"). For the year ended December 31, 2006, three customers accounted for more than 10% of total Matched Shares and Routed Shares, accounting for 33% (from a related party), 23% and 20%, respectively.

7. Employee Benefit Plans

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company.

Restricted Shares

Eligible employees receive KCG restricted shares as a portion of their total compensation. Restricted share awards generally vest ratably over three years. KCG has the right to fully vest employees in their option grants and awards upon retirement and in certain other circumstances. Awards are otherwise canceled if employment is terminated before the end of the relevant vesting period.

The Company measures compensation cost related to restricted shares based on the market value of KCG's common stock at the date of grant, which the Stock Plans define as the average of the high and low sales price on the date prior to the grant date.

The following table summarizes restricted share activity during 2006 (shares in thousands):

	Number of Restricted Shares	Weighted-Average Grant date Fair Value
Outstanding at January 1, 2006	11.3	$ 10.76
Granted	9.0	$ 11.37
Vested	(4.2)	$ 11.08
Surrendered	(13.8)	$ 10.96
Outstanding at December 31, 2006	2.3	$ 11.37

Stock Options

KCG's policy is to grant options for the purchase of shares of KCG Class A Common Stock at no less than market value, which the Stock Plans define as the average of the high and low sales price on the date prior to the grant date. Options generally vest ratably over a three year period and expire on the tenth anniversary of the grant date, pursuant to the terms of the option agreements. KCG has the right to fully vest employees in their awards upon retirement and in certain other circumstances. Awards are otherwise canceled if employment is terminated before the end of the relevant vesting period.

The fair value of each option granted is estimated as of its respective grant date using the Black-Scholes option-pricing model. Stock options granted have exercise prices equal to the market value of KCG's common stock at the date of grant as defined by the Stock Plans. The principal assumptions utilized in valuing options and the methodology for estimating such model inputs include: 1) risk-free interest rate - estimate is based on the yield of U.S. zero coupon securities with a maturity equal to the expected life of the option, 2) expected volatility - estimate is based on several factors including implied volatility of market-traded options on KCG's common stock on the grant date and the historical volatility of KCG's common stock and 3) expected option life - estimate is based on internal studies of historical experience and projected exercise behavior based on different employee groups and specific option characteristics, including the effect of employee terminations. Based on the results of the model, the weighted-average fair value of the 51,500 stock options granted during 2006 was $4.83. The weighted-average assumptions used during 2006 were as follows:

Weighted Average Black-Scholes Assumptions

Dividend yield	0.0%
Expected volatility	40.0%
Risk-free interest rate	4.5%
Expected life (in years)	3.5

The following table summarizes stock option activity during 2006 (options in thousands):

	Number of Options	Weighted-Average Exercise Price
Outstanding at January 1, 2006	127.4	$ 10.84
Granted	51.5	13.88
Exercised	(52.4)	9.65
Canceled/Expired	(53.3)	13.06
Outstanding at December 31, 2006	73.2	$ 12.21

The cumulative value in excess of the respective strike prices of stock options exercised for the year ended December 31, 2006 was $382,000. Cash received by KCG from the exercise of stock options during 2006 totaled $506,000.

The table below provides additional information related to stock options outstanding at December 31, 2006:

	Outstanding Net of Expected Forfeitures	Options Exercisable
Number of options (in thousands)	60.6	5.0
Weighted-average exercise price	$ 12.13	$ 8.23
Aggregate intrinsic value at (in thousands)	$ 439.3	$ 55.8
Weighted-average remaining contractual term, in years	9.06	8.66

8. Related Party Transactions

Overhead expenses are allocated to the Company by KCG and another affiliate based on direct usage or headcount depending on the source of the expense.

The Company pays an affiliate rent expense based on its portion of square footage used.

Three affiliates of the Company are also customers of the ECN operated by the Company. At December 31, 2006, ECN commissions receivable, net of rebates payable, from these affiliates was approximately $1.4 million.

9. Income Taxes

The Company is considered to be a disregarded entity for income tax purposes. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss.

The results of the Company's operations are included in KCG's consolidated U.S. federal income tax returns. The results of the Company's operations are also subject to state taxation in various jurisdictions.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's net deferred tax liability at December 31, 2006 of $201,000 is included within Accrued expenses and other liabilities on the Company's Statement of Financial Condition. The deferred tax liability is attributable to differences in the book and tax bases of the Company's Fixed assets, Goodwill and Other assets.

10. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker and the Company's broker-dealer customers. Additionally, pursuant to the terms and conditions between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations.

The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

11. Net Capital Requirement

As a registered broker-dealer and a NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2006, the Company had net capital of $3.6 million which was $3.3 million in excess of its required net capital of $343,000.


END